FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Fourth Quarter and Full Year Financial Results

2.	Nomura Declares Year-end Dividend Payment

3.	Nomura to Grant Restricted Stock Units (RSUs)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 25, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura Reports Fourth Quarter and Full Year Financial Results

•	Firmwide performance improved QoQ, but Group results impacted by goodwill impairment charge and one-offs

•	Wholesale and Retail business momentum slowed amid market uncertainties

•	Asset Management booked 11th straight quarter of inflows, helping push AuM higher QoQ

•	Global Markets and Investment Banking revenues stronger QoQ

Tokyo, April 25, 2019—Nomura Holdings, Inc. today announced its consolidated financial results for the fourth quarter and full year ended March 2019.

For the full year period, net revenue was 1,116.8 billion yen (US$10.1 billion)1, representing a decrease of 25 percent year on year. Loss before income taxes was 37.7 billion yen (US$341 million) and net loss attributable to Nomura Holdings shareholders was 100.4 billion yen (US$907 million). Diluted net loss attributable to Nomura Holdings shareholders per share was 29.92 yen.

Net revenue in the fourth quarter was 301.3 billion yen (US$2.7 billion), increasing 16 percent quarter on quarter and decreasing 20 percent year on year. Income before income taxes was 24.4 billion yen (US$220 million) and net income attributable to Nomura Holdings shareholders was 800 million yen (US$8 million). Diluted net income attributable to Nomura Holdings shareholders per share was 0.23 yen.

“We faced a challenging environment during the past fiscal year. Our Retail and Wholesale performance slowed as ongoing market uncertainty caused clients to remain on the sidelines. We also booked a goodwill impairment charge in Wholesale and one-off charges including legal expenses related to legacy transactions. As a result, we reported an overall loss for the full year,” said Nomura President and Group CEO Koji Nagai.

“We are working to rebuild our business platform. We have overhauled our business and regional matrix management structure, streamlined our corporate functions, and simplified our operating model for more agile decision making. In Wholesale, we are reducing low-growth, low-profit businesses, turning our focus to markets and businesses that provide higher growth opportunities. To respond to the changing needs and behavior of our Retail clients, we will reassign sales staff and review our branch office strategy. We will also continue to reduce firmwide costs to lower our breakeven point.

“Our commitment to building a robust operating platform capable of delivering consistent growth under any environment remains unchanged. We will accelerate initiatives to transform our business platform as we continue to place our clients at the heart of everything we do.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 110.68 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2019. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Fourth Quarter Divisional Performance

Retail

(billions of yen)	FY2018/19 Q4	QoQ	YoY
Net revenue	74.2	-15%	-24%
Income before income taxes	3.3	-77%	-85%

Retail reported fourth quarter net revenue of 74.2 billion yen, down 15 percent quarter on quarter and 24 percent year on year. Income before income taxes decreased 77 percent from last quarter and 85 percent compared to the same quarter last year to 3.3 billion yen.

Total sales were sluggish driven by lower market volumes as clients continued to take a wait-and-see approach. Income before income taxes slowed quarter on quarter as cost reductions were not enough to offset the decline in revenue.

Asset Management

(billions of yen)	FY2018/19 Q4	QoQ	YoY
Net revenue	30.9	+91%	+13%
Income before income taxes	14.4	25.7x	+28%

Asset Management fourth quarter net revenue was 30.9 billion yen, up 91 percent quarter on quarter and 13 percent year on year. Income before income taxes was significantly higher than the previous quarter and increased 28 percent compared to the same period last year to 14.4 billion yen.

Gain/loss related to American Century Investments improved, contributing to higher pretax income and net revenue quarter on quarter.

Market factors and continued inflows drove an improvement in assets under management from the last quarter.

Wholesale

(billions of yen)	FY2018/19 Q4	QoQ	YoY
Net revenue	142.2	+11%	-33%
Income before income taxes	-13.0	—	—

Wholesale reported net revenue of 142.2 billion yen, up 11 percent quarter on quarter but down 33 percent year on year. Loss before income taxes was 13.0 billion yen.

Compared to the previous quarter, Global Markets net revenue increased due to an improvement in Fixed Income, and Investment Banking reported stronger revenues in both Japan and internationally.

Wholesale booked a loss before income taxes due in part to one-off expenses related to the revision of the business portfolio.

Financial position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of March 2019, Nomura’s Tier 1 capital ratio was 18.2 percent and its common equity Tier 1 capital ratio was 17.1 percent under Basel III. Nomura had total assets of 41.0 trillion yen and shareholders’ equity of 2.6 trillion yen. All figures are on a preliminary basis.

Shareholder returns

Nomura today declared a year-end dividend of 3 yen per share to shareholders of record as of March 31, 2019. The dividend will be paid on June 3, 2019. Accordingly, the annual dividend for the year ended March 2019 will total 6 yen per share.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2019 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Declares Year-end Dividend Payment

Tokyo, April 25, 2019—Nomura Holdings, Inc. today announced that it has declared a dividend of 3 yen per share to shareholders of record as of March 31 2019. The dividend will be paid on June 3, 2019.

Recent dividends

	Q1	Q2	Q3	Q4	Annual Dividend
FY2016/17		JPY 9.0		JPY 11.0	JPY 20.0
FY2017/18		JPY 9.0		JPY 11.0	JPY 20.0
FY2018/19		JPY 3.0		JPY 3.0	JPY 6.0

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/

Nomura to Grant Restricted Stock Units (RSUs)

Tokyo, April 25, 2019—Nomura Holdings, Inc. today announced plans to grant Restricted Stock Units (RSUs) to directors, executive officers and employees of the firm and its subsidiaries in late May 2019.

The RSUs will be granted as deferred compensation. Subject to certain conditions, Nomura will deliver shares of common stock to RSU grantees one to three years (up to seven years where required by local regulations) after the RSUs are granted mainly through disposal of treasury shares.

The number of RSUs to be granted is estimated to be approximately 25 million units (25 million shares equivalent).

The number and detailed terms and conditions of the RSUs will be determined at a meeting of the Executive Management Board1 scheduled for the middle of May 2019, and will be announced immediately thereafter.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/

[1]	The grant of RSUs to directors and executive officers is in accordance with decisions made by the Compensation Committee.